Exhibit 99.4

// DRA Projects (PTY) LTD

Building 33, Woodlands Office Park, 20 Woodlands Drive, Woodlands, Sandton, 2080 / South Africa

PO Box 3567, Rivonia, Gauteng, 2128 / South Africa

T + 27 11 202 8600 / E info@draglobal.com / W draglobal.com

June 3, 2024

I, David Alan Thompson, consent to the public filing of the technical report titled “Bilboes Gold Project Preliminary Economic Assessment” (the “Technical Report”), effective May 30, 2024, by Caledonia Mining Corporation PLC. (“Caledonia”).

I further consent to the use and publication of the Technical Report or any extracts or summaries thereof by Caledonia in its news release dated June 3, 2024 (the “News Release”).

I certify that I have read the News Release and that it fairly and accurately represents the information set out in the Technical Report for which I am responsible.

David Alan Thompson
Pr.Cert.Eng. (Reg No. 201190010) Principal Mining Engineer DRA Projects Pty Ltd